UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-27046

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐   Form N-CSR
For Period Ended: December 31, 2006
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________

Read attached instruction sheet before preparing form. Please print or type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of' the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Ortec International, Inc.

Full name of registrant
Former name if applicable
3960 Broadway
Address of principal executive office (Street and Number)
New York, New York 10032
City, state and zip code:

PART 11	RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on form 10-K, 20-F, 11- K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form IO-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III	NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The Company’s management has been preoccupied with trying to complete a private placement of its equity securities and has therefore been unable to prepare and file the Company’s annual report on Form 10-KSB by April 2, 2007.

PART IV	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Alan W. Schoenbart	646	218-1885
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect our loss applicable to common shareholders in 2006 to be substantially lower than the loss for 2005. The decrease in our net loss is the result of the accounting treatment for our financing transactions in each of the respective years offset by the cost of an acquisition in 2006. In 2006 we recorded a noncash gain on our financing transactions of approximately $12,000,000 which was offset by a noncash acquisition charge of approximately $11,000,000. In 2005 we incurred noncash financing costs that included a loss on settlement on promissory notes and deemed dividends and discounts related to preferred stock and warrants aggregating approximately $21,000,000.

Ortec International, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2007	By:	/s/ Alan W. Schoenbart
Alan W. Schoenbart, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).